As filed with the Securities and Exchange Commission on August 26, 2005
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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of August, 2005


                              PETROKAZAKHSTAN INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                          140 - 4th Avenue S.W. * 1460,
                            Calgary, Alberta T2P 3N3
                    ----------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the Arrangement Agreement, dated August 21, 2005, between CNPC International Ltd. ("CNPCI") and PetroKazakhstan Inc. relating to the offer by a wholly-owned subsidiary of CNPCI of US$55.00 per share in cash for all of the outstanding common shares of PetroKazakhstan Inc.



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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PETROKAZAKHSTAN INC.





                                    By: /s/ Anthony R. Peart
                                        ---------------------------------------
                                        Name:   Anthony R. Peart
                                        Title:  Senior Vice President, General
                                                Counsel and Corporate Secretary



Date:   August 26, 2005